ZAIS Financial Corp.

Two Bridge Avenue

Suite 322

Red Bank, NJ 07701

August 26, 2016

VIA EDGAR SUBMISSION

Ms. Kim McManus

Senior Attorney – Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	ZAIS Financial Corp.

Amendment No. 5 to Registration Statement on Form S-4

Filed August 26, 2016

File No. 333-211251

Ms. McManus:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ZAIS Financial Corp. (the “Company”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-4 (No. 333-211251) (the “Registration Statement”) so that it may become effective at 5 p.m., Eastern time, on Friday, August 26, 2016, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges the following:

1.	Should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3.	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kim McManus

August 26, 2016

Please contact Justin Howard (tel: 404-881-7758) of Alston & Bird LLP with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

ZAIS FINANCIAL CORP.

By:	/s/ Michael Szymanski
Michael Szymanski
Chief Executive Officer, President and Director

cc:	Justin R. Howard

Alston & Bird LLP